The RBB Fund, Inc.
615 East Michigan Street
Milwaukee, Wisconsin 53202

January 12, 2024

VIA EDGAR TRANSMISSION

Valerie Lithotomos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Company’s Post-Effective Amendment (“PEA”) No. 312 to its Registration Statement on Form N-1A. PEA No. 312 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on November 22, 2023. The sole purpose of PEA No. 312 was to register two new series of the Company. This letter responds to the Staff’s comments on the SGI Global Enhanced Income ETF and the SGI Enhanced Cash ETF (each, a “Fund” and together, the “Funds”).

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA 312. The Company confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Company.

GENERAL

1. Comment: Please complete the outstanding information and brackets.

Response: The Company confirms the remaining information will be completed upon filing.

PROSPECTUS

Summary Section – Principal Investment Strategies (Both Funds)

2. Comment: Please supplementally describe the use of the word “enhanced” and how it applies to both Funds’ strategies.

Response: The Company respectfully believes the paragraph within the Funds’ “Principal Investment Strategies” section describing the “enhanced” approach compared to a traditional option-based strategy addresses the above comment.

Summary Section – Principal Investment Strategies (SGI Global Enhanced Income ETF)

3. Comment: Supplementally, please provide the capitalization ranges for the referenced large-cap and mid-cap companies.

Response: The Company supplementally confirms that the Fund would consider a large capitalization company to be within the range of the Russell 1000® Index (as of November 30, 2023 the median market capitalization of the companies was $12.7 billion and the largest stock was $3005.4 billion) and a mid-capitalization company to be with the range of the Russell Midcap® Growth Total Return Index (as of median market cap was approximately $10.0 billion and the largest stock included in the index had a market cap of approximately $51.6 billion).

Summary Section – Fees and Expenses table and Expense Example (Both Funds)

4. Comment: Please provide the Staff with the completed Fees and Expenses table and Expense Example, giving adequate time for review and comment.

    Response: Please see the completed fee tables and expense examples below –

SGI Global Enhanced Income ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.98%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.98%

(1) “Other Expenses” are estimated for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$100	$312

SGI Enhanced Cash ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.98%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.98%

(1) “Other Expenses” are estimated for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$100	$312

Summary Section – Fees and Expense table and Expense Example (Both Funds)

5. Comment: Since the Funds’ principal investment strategy indicate that the fund may invest in money market mutual funds, please confirm whether the “Fees and Expenses” table for the Funds should be adjusted to include a line item entry for acquired fund fees and expenses (“AFFE”).

Response: The Company supplementally confirms that the Funds’ do not anticipate the investment strategy will result in reportable AFFE meriting a line item in the fee table.

Summary Section – Principal Investment Risks (Both Funds)

6. Comment: Please clarify whether the Funds will be investing in emerging markets. If so, please revise the “Foreign Markets” risk or include further disclosure.

Response: The Company supplementally confirms that the Funds do not intend to invest in emerging markets.

Summary Section – Principal Investment Strategy (SGI Global Enhanced Income ETF)

7. Comment: Please disclose whether the SGI Global Enhanced Income ETF’s investment in affiliated funds presents conflicts of interest and how potential conflicts may be addressed.

Response: The Company respectfully notes the subsection entitled “Additional Information About Each Fund’s Principal Investments and Risks” – “Affiliated Fund Risk” describes the Adviser’s process for potential conflicts of interest.

Summary Section – Principal Investment Strategy (Both Funds)

8. Comment: What additional risks does an “enhanced yield option-based strategy” present when compared to traditional option-based strategy? Please revise the risks factors as appropriate with respect to these relative risks.

Response: The Company has reviewed the risk disclosure and has determined that no changes are required at this time.

Summary Section – Principal Investment Risks (Both Funds)

9. Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

Summary Section – Management – Portfolio Managers

10. Comment: Please add the month and year of inception of the Funds.

  Response: The Company will make the requested change.

SGI Enhanced Cash ETF

11. Comment: Please consider whether the term “Cash” should be removed from the name of the SGI Enhanced Cash ETF, given that this fund is not structured as a money market fund, in accordance with Rule 2a-7(b)(3) under the Investment Company Act of 1940, as amended.

Response: Section 35(d) of the Investment Company Act of 1940, as amended (the “Act”), in substance, prohibits registered investment companies from adopting any name that the Commission finds is deceptive or misleading. Section 35(d) authorizes the Commission, by rule, to define which names are materially deceptive or misleading. The Commission adopted Rule 2a-7(b)(2) and (b)(3) to implement section 35(d). Rule 2a-7(b)(2) provides in relevant part that a fund’s name would be materially deceptive or misleading under section 35(d) if the name includes the phrase “money market” or the name “suggests that [the fund] is a money market fund or the equivalent of a money market fund,” unless the fund is a money market fund and satisfies the applicable requirements under rule 2a-7. Rule 2a-7(b)(3) provides that “a name that suggests that a registered investment company is a money market fund or the equivalent thereof includes one that uses such terms as ‘cash,’ ‘liquid,’ ‘money,’ ‘ready assets’ or similar terms.”

In adopting similar rules to implement section 35(d), the Commission has stated that the general test of whether a particular fund name is misleading under section 35(d) is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”1

The Company is sensitive to the Commission’s concerns about avoiding investor confusion, particularly with respect to money market funds and similar products. However, the Company does not believe that the term “cash” should be removed from the name of the SGI Enhanced Cash ETF. The Company notes that the phrase “enhanced cash” is a phrase that is generally used and understood by investors and the industry as referring to the preservation of capital while generating higher returns than money market funds. As noted in the Fund’s prospectus, the Fund seeks to provide an “enhanced” yield compared to traditional option-based strategies. The Company is not aware of any use of the phrase “enhanced cash” in any context that has been or could be confused for relating to a money market fund. However, to emphasize that the Fund is not money market fund, the following disclosure will be added to the cover of the Fund’s prospectus:

“The SGI Enhanced Cash ETF is not a money market fund and does not seek to maintain a fixed or stable NAV of $1.00 per share.”

The Company also notes that there is precedent for the Staff approving fund names that include the word “cash” in a context not reasonably likely to suggest the fund is a money market fund. Specifically, the Staff permitted several funds to use the word “cash” in names such as: Pacer US Cash Cows 100 ETF, Pacer US Small Cap Cash Cows 100 ETF, Global X U.S. Cash Flow Kings 100 ETF, Grayscale Bitcoin Cash Trust, VictoryShares Free Cash Flow ETF, Neos Enhanced Income Cash Alternative ETF, and Amplify Cash Flow Dividend Leaders ETF.

1 Investment Company Names; Final Rule, 66 Fed. Reg. 8509 at text accompanying n. 44 (Feb. 1, 2001).

The Company does not believe that the Fund’s name raises any concerns different than those of the aforementioned funds. The Company further believes, as the Commission has also stated2, that it would be unreasonable for an investor to base his or her understanding of the Fund’s investments on a single word in the Fund’s name to the exclusion of all other words. The Company believes that the determination of whether a word is materially deceptive or misleading must be based on a reasonable investor’s expectations from the use of such word. Given the full name of the Fund, the information included in the Fund’s prospectus, and the information in this letter, the Company believes that the term “enhanced cash” in the Fund’s name cannot reasonably be construed as being “materially deceptive or misleading.”

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Hannah Hathaway of U.S. Bank Global Fund Services at (414) 516-1557 or hannah.hathaway@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	David Harden, Summit Global Investments, LLC Steven Plump, The RBB Fund, Inc. Jillian Bosmann, Faegre Drinker Biddle & Reath LLP

2 Investment Company Names, Release No. IC-22530 (February 27, 1997), at I.